TSX/NYSE/PSE: MFC SEHK: 945
C$ unless otherwise stated
For Immediate Release
June 1, 2015

Manulife completes Subordinated Debenture offering

TORONTO - The Manufacturers Life Insurance Company (“MLI”), the Canadian insurance company subsidiary of Manulife Financial Corporation, has successfully completed its previously announced offering of $350 million principal amount of subordinated debentures.

The 2.389% fixed/floating subordinated debentures due January 5, 2026, which are guaranteed by Manulife Financial Corporation on a subordinated basis, were issued under a prospectus supplement dated May 27, 2015 to MLI’s existing short form base shelf prospectus. Details of the offering are set out in the prospectus supplement which is available on the SEDAR website for MLI at www.sedar.com. The debentures were offered through a syndicate of dealers co-led by RBC Capital Markets, BMO Capital Markets and TD Securities.

The debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Assets under management by Manulife and its subsidiaries were approximately C$821 billion (US$648 billion) as at March 31, 2015.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

Media inquiries: Sean B. Pasternak Manulife 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore Manulife 416-926-6495 steven_moore@manulife.com Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com